UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number:001-42440

NETCLASS TECHNOLOGY INC

(Translation of registrant’s name into English)

Unit 11-03, ABI Plaza

11 Keppel Road

Singapore 089057

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On February 20, 2026, NETCLASS TECHNOLOGY INC (the “Company”) entered into an outdoor advertising service agreement (the “Outdoor Advertising Service Agreement”) with China Outdoor Media Development Limited, an unaffiliated third party, pursuant to which China Outdoor Media Development Limited agreed to provide outdoor advertising and promotional services to the Company for a period of twelve months commencing on February 1, 2026. As consideration for the services rendered and to be rendered thereunder, the Company agreed to issue 2,500,000 Class A ordinary shares, par value $0.00025 per share (the “Class A Ordinary Shares”) to China Outdoor Media Development Limited.

On February 21, 2026, the Company entered into a consulting services agreement (the “Technical Consulting Services Agreement”) with Xueyuan Nie, an unaffiliated third party, pursuant to which Xueyuan Nie agreed to provide professional technical consulting services in connection with the Company’s AI driven English proficiency assessment system for a period of twelve months commencing on February 1, 2026. As consideration for the services rendered and to be rendered thereunder, the Company agreed to issue 2,400,000 Class A Ordinary Shares to Xueyuan Nie.

On February 21, 2026, the Company entered into a consulting services agreement (the “Strategic Consulting Services Agreement”) with Ying Luo, an unaffiliated third party, pursuant to which Ying Luo agreed to provide professional market promotion and strategic advisory services in connection with the Company’s CEPA English assessment system for a period of twelve months commencing on February 1, 2026. As consideration for the services rendered and to be rendered thereunder, the Company agreed to issue 2,400,000 Class A Ordinary Shares to Ying Luo.

On February 24, 2026, the Company entered into a technical development service agreement (the “Technical Development Service Agreement”) with Tingting Tao, an unaffiliated third party, pursuant to which Tingting Tao agreed to provide technical support services for a period of twelve months commencing on February 7, 2026. As consideration for the services rendered and to be rendered thereunder, the Company agreed to issue 2,800,000 Class A Ordinary Shares to Tingting Tao.

The foregoing description of the Outdoor Advertising Service Agreement, Technical Consulting Services Agreement, Strategic Consulting Services Agreement and Technical Development Service Agreement (collectively, the “Agreements”) do not purport to be complete and are qualified in their entirety by reference to the full text of such Agreements, copies of which are filed as Exhibits to this Report on Form 6-K. The Class A Ordinary Shares issuable under the Agreements are being issued as restricted securities in reliance on Regulation S promulgated under the U.S. Securities Act of 1933, as amended.

This report on Form 6-K is incorporated by reference into the Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 2, 2025 (Registration No. 333-286348) and Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 29, 2025 (Registration No. 333-292458).

EXHIBIT INDEX

Exhibit No.	Description
99.1	Outdoor Advertising Service Agreement, dated February 20, 2026
99.2	Technical Consulting Services Agreement, dated February 21, 2026
99.3	Strategic Consulting Services Agreement, dated February 21, 2026
99.4	Technical Development Service Agreement, dated February 24, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETCLASS TECHNOLOGY INC

Date: March 2, 2026	By:	/s/ Jianbiao Dai
	Name:	Jianbiao Dai
	Title:	Chief Executive Officer
(Principal Executive Officer)